EXHIBIT 21

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization

Global Energy Development Ltd. Texas Assumed Name: TGE—Texas Global Energy, Ltd.	Delaware
GEM-CBM Company	Delaware
Harken Energy Market Investments, Inc.	United States Virgin Islands
Harken Exploration Company	Delaware
South Coast Exploration Company	Texas
XPLOR Energy, Inc.	Delaware
XPLOR Energy Operating Company	Oklahoma
XPLOR Energy SPV-1, Inc.	Oklahoma